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October 13, 2005



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:	First Choice Health Network, Inc. ("FCH")
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-23998

Dear Mr. Rosenberg:

We are in receipt of your letter dated September 29, 2005 with comments regarding our financial statements and related disclosures contained in our Form 10-K for the fiscal year ended December 31, 2004.

We appreciate your assistance with our compliance with the applicable disclosure requirements and efforts to enhance the overall disclosures in our filings.

The responses set forth below correspond to the numbered comments in your letter. For your convenience, we have included your original comment and followed it with our response.

1. Consolidated Financial Statements, page 14, Discontinued Operations

We have read your response to prior comment one. We note that you believe that the winding down of your commercial insurance business was an abandonment and that abandonment was the only available method to discontinue the business. Please refer to paragraph 27 of SFAS 144, which in summary states that a long-lived asset to be disposed of other than by sale (for example, by abandonment) shall continue to be classified as held and used until it has been disposed of. Further, as noted in paragraph 27 if a long-lived asset is to be abandoned, paragraphs 41-44 shall apply to the disposal group at the date it is disposed of. Based on your response it appears that the business has not been disposed of as a result of not renewing these insurance contracts. Therefore, we continue to believe that until the commercial insurance business has been disposed of or is classified as held for sale it should not be reported as discontinued operations under SFAS 144. Please amend your 2004 10-K and 2005 Forms 10-Q to report this business as continuing operations or advise us further.

In responding to your comment we first would like to lay out the facts and circumstances applicable to the discontinuance of our commercial insurance business:

* On February 28, 2002 the Board of Directors of First Choice Health Plan ("FCHP") approved a plan authorizing management to discontinue and exit the commercial insured health care business by no later than December 31, 2003.

* No insurance contracts were renewed after January 1, 2003 and the insurance period on all insurance contracts written expired no later than December 31, 2003.
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* FCHP's contractual obligation to pay provider claims runs for a twelve month period following the expiration of the insurance contract. Therefore, no contractual obligations extended beyond December 31, 2004.

* On June 10, 2004 FCHP requested approval to distribute $6.2 million in dividends to its shareholders. This represented approximately 68% of the insurance company's net assets as of this date. The Washington State Insurance Commissioner approved this distribution on June 29, 2004 and it was paid on July 26, 2004.

* On December 22, 2004 FCHP tendered its certificate of registration for cancellation to the Washington State Insurance Commissioner thereby surrendering it license to provide insurance.

* On January 28, 2005 FCHP requested approval to distribute $2,995,000 in dividends to its shareholders. This represented all but $150,000 of the insurance company's net assets. These dividends were paid on April 25, 2005.

* Included as income from discontinued operations in 2004 was $1.1 million. This $1.1 million is primarily a result of a change in estimate to the reserve to satisfy outstanding provider claims. The only revenue in 2004 related to the discontinued operations was $78,927 received by FCHP for retro adjustments related to 2003 member eligibility.


We continue to believe the winding down of the commercial insured business meets the requirements of SFAS 144 to be reported as discontinued operations. We elected to abandon the insurance operations in 2003 by not renewing insurance contracts. There was no revenue generated in 2004 from the insurance line of business and this line of business was in fact discontinued in 2004. It is important to note that the insurance line of business had essentially no long-lived assets for physical abandonment or disposal. The assets of the insurance business consisted primarily of cash and investments that were required by the Washington State Office of Insurance Commissioner to be held for a period of time to ensure that claims related to 2003 that may be submitted for payment in 2004 could be paid in accordance with the policies in place in 2003.

FCHP filed its 2004 Annual Statement as its last filing with the Washington State Insurance Commissioner on February 28, 2005. FCHP was excused by the Washington State Insurance Commissioner from all future filings.

Paragraph 28 of SFAS 144 states the following: "For purposes of this Statement, a long-lived asset to be abandoned is disposed of when it ceases to be used." The remaining cash and investments of the insurance business were being held until we received regulatory approval to distribute the cash and investments from the insurance plan. We received regulatory approval from the Office of Insurance Commissioner to pay a special dividend in 2004 and distributed a significant portion of our assets at that time. The assets of the insurance plan held at the end of 2004 were being held until a final dissolution is approved by the Washington State Office of Insurance Commissioner. Essentially all claims related to 2003 had been paid and the assets of the insurance plan were no longer being used in the insurance business. In 2005, we received approval for the distribution of the remaining assets of the insurance business.

A significant consideration of SFAS 144 is on operations and cash flow activity and there is no strict requirement that all assets need to be disposed of in

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order to consider the business as discontinued.  This is conveyed within the comments and discussions undertaken by the Board as stated in the basis of conclusion to SFAS 144 in paragraph B106, "The Board also decided to eliminate the requirement proposed in the Exposure Draft that assets be eliminated in a disposal transaction as a condition for reporting discontinued operations. The Board observed that the emphasis on assets would preclude a component of an entity from being reported as a discontinued operation unless the disposal transaction involved all of the assets of the component". Paragraph B107 goes on to state, "the requirements for reporting discontinued operations focus on whether a component of an entity has operations and cash flows that can be clearly distinguished from the rest of the entity and whether those operations and cash flows have been (or will be) eliminated from the ongoing operations of the entity in the disposal transaction. Given the emphasis on operations, the Board decided to incorporate as a condition for reporting discontinued operations the requirement that an entity have no significant continuing involvement in the operations of a component after it is disposed of." As we have indicated, we stopped writing any new policies after January 1, 2003 and stopped collecting any premiums at the end of 2003. The cash and securities were held only to pay claims incurred on these non-renewed insurance contracts and to satisfy reserve requirements until we could obtain approval from the Washington State Insurance Commissioner to distribute the funds.

We believe that the presentation we have made is consistent with the intent of SFAS 144 and most fairly presents the continuing operations of FCH going forward.


2. Note 3, Redeemable Equity Participation, page 23

Based on the redemption provisions described in your response to prior comment two, it appears the triggering events that would cause redemption are solely within the control of First Choice and the classification of this Participation Agreement as temporary equity is not appropriate under EITF Topic D-98. Please amend your 2004 10-K and 2005 Forms 10-Q to classify this amount as permanent equity or tell us why classifying this amount as permanent equity is not appropriate, including authoritative literature relied upon.

We will reclassify the Participation Agreement as permanent equity. We will file an amendment to our Form 10-K for the year ended December 31, 2004 and amendments to our Form 10-Q's for the quarters ended March 31, 2005 and June 30, 2005 that incorporate this reclassification.


We hope this is responsive to your questions. Please contact me at (206) 268-2411 or our current Chief Financial Officer, Stacy Kessel at (206) 268-2476 should you have any questions or want to further discuss our response.

Sincerely,


/s/ KENNETH A. HAMM
Kenneth A. Hamm
Executive Vice President and Chief Operating Officer






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